At the October 2003 Board meeting, the Board of Trustees approved a non-fundamental investment policy affecting certain funds participating as underlying funds in a fund of funds structure. The non-fundamental investment policy is that each underlying fund may not itself become a fund of funds. Scudder International Equity Portfolio is an underlying fund.